Exhibit 99.7

CONFORMED COPY

EMPLOYMENT AGREEMENT

          AGREEMENT by and between SBC Communications Inc. (the “Company”) and David W. Dorman (the “Executive”) dated as of the 30th day of January, 2005 (the “Agreement”).

          The Company has determined that it is in the best interests of the Company and its shareholders to assure that AT&T Corp., a New York corporation (“AT&T”) will have the continued dedication of the Executive pending the merger (the “Merger”) of AT&T with Tau Merger Sub Corporation, a New York corporation and a wholly-owned subsidiary of the Company (“Merger Sub”) pursuant to the Agreement and Plan of Merger dated as of January 30, 2005, by and among AT&T, the Company and Merger Sub (the “Merger Agreement”) and to provide the Merger Sub and the Company after the Merger with continuity of management. Therefore, in order to accomplish these objectives, the Company has entered into this Agreement. Capitalized terms used but not defined in this Agreement shall have the meaning set forth in the Merger Agreement.

          NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

          1. Effective Date. The “Effective Date” shall mean the date that the Effective Time (as defined in the Merger Agreement) occurs. If the Merger Agreement is terminated, this Agreement shall terminate at the same time, and neither party shall have any obligation to the other under this Agreement.

          2. Employment Period. Provided that the Executive is the Chairman of the Board of Directors of AT&T and Chief Executive Officer of AT&T immediately prior to the Effective Time the Company hereby agrees that it or an Affiliated Company will employ the Executive, and the Executive hereby agrees to enter into the employ of the Company or such Affiliated Company, subject to the terms and conditions of this Agreement, for the period commencing on the Effective Date and ending on the Date of Termination, as defined herein (the “Employment Period”). “Affiliated Company” means any company controlled by, controlling or under common control with the Company, which shall include AT&T.

          3. Terms of Employment. (a) Position and Duties. (i) During the Employment Period, the Executive shall be elected to the Board of Directors of the Company and shall serve as President of the Company, reporting directly to the Chief Executive Officer of the Company (the “CEO”), with such authority, duties and responsibilities as may be assigned to him from time to time by the CEO. During the Employment Period, the Executive’s services shall be performed at such locations as may be designated by the CEO.

          (ii) During the Employment Period, and excluding any periods of vacation and sick leave to which the Executive is entitled, the Executive agrees to devote substantially all of his attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to the Executive hereunder, to use the Executive’s reasonable best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period, subject to complying with Section 9(b), it shall not be a violation of this Agreement for the Executive to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not significantly interfere with the performance of the Executive’s responsibilities as an employee of the Company in accordance with this Agreement. It is expressly understood and agreed that to the extent that any such activities have been conducted by the Executive prior to the Effective Date, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) subsequent to the Effective Date shall thereafter be permissible under this Agreement, subject to complying with Section 9(b).

          (b) Compensation. (i) Base Salary. During the Employment Period, the Executive shall receive an annual base salary (the “Annual Base Salary”) at an annual rate equal to the Executive’s current salary for 2005 as such amount may be increased prior to the Effective Date in the ordinary course of business consistent with past practice. The Annual Base Salary shall be paid at such intervals as the Company pays executive salaries generally. During the Employment Period, the Annual Base Salary shall be reviewed for increase at least annually, beginning no more than 12 months after the last salary increase awarded to the Executive prior to the Effective Date. Any increase in the Annual Base Salary shall not serve to limit or reduce any other obligation to the Executive under this Agreement. The Annual Base Salary shall not be reduced after any such increase and the term “Annual Base Salary” shall refer to the Annual Base Salary as so increased.

          (ii) Annual Bonus. In addition to the Annual Base Salary, the Executive shall be eligible to be awarded, for each fiscal year ending during the Employment Period, an annual bonus (the “Annual Bonus”) in cash on substantially the same terms as peer executives of the Company and the Affiliated Companies, provided however that for the fiscal year beginning immediately prior to the Effective Date such Annual Bonus shall be prorated and shall be at least at the same target percentage of Annual Base Salary as was established by AT&T for 2005 pursuant to the AT&T Short-Term Incentive Plan. Pursuant to the AT&T Short-Term Incentive Plan, the Executive shall receive a prorated bonus for the portion of the year during which occurs the Effective Date reflecting the period of such fiscal year that elapses through the Effective Date.

          (iii) Incentive Awards. On the Effective Date, all options to purchase shares of AT&T common stock shall vest in full, and each such option shall remain exercisable for the remainder of its full term as provided by their terms. In addition, all other AT&T equity-based or other long or short-term incentive awards shall vest in full or be paid out, as the case may be, and any performance awards shall be distributed as provided by their terms. The Executive shall also be eligible to participate on the same terms as peer executives of the Company and the Affiliated Companies in all long-term incentive plans of the Company beginning with the first performance period starting after the Effective Date.

          (iv) Welfare and Other Benefit Plans. During the Employment Period, the Executive and/or the Executive’s family, as the case may be, shall be eligible for participation in and shall receive all benefits under welfare benefit plans, practices, policies and programs and all other benefit programs, including perquisites, provided by the Company and the Affiliated Companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent applicable generally to other peer executives of the Company and the Affiliated Companies, but in no event shall such plans, practices, policies and programs provide the Executive during the Initial Period with benefits that are less favorable, in the aggregate, than the most favorable of such plans, practices, policies and programs in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, those provided generally at any time after the Effective Date to other peer executives of the Company. It is understood that the Executive shall not receive duplicate benefits from the Company or its Affiliated Companies. “Initial Period” means the first six (6) calendar months of the Employment Period.

          (v) Expenses. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in accordance with the Company’s policies.

          (vi) Office and Support Staff. During the Employment Period, the Executive shall be entitled to an office or offices of a size and with furnishings and other appointments as provided generally at any time thereafter with respect to other peer executives of the Company and its Affiliated Companies and shall be provided during the Initial Period with secretarial and administrative assistance and security on the same basis as provided to him immediately prior to the Effective Date. After the Date of Termination, Executive shall continue to be provided with appropriate office space and secretarial support in the city of his choice within the United States where the Company has office facilities for five years from the Date of Termination (if such termination is not by the Company for Cause) provided that the Executive is not employed by or does not otherwise perform any services for any competitor of the Company or any of its Affiliated Companies.

          (vii) Vacation. During the Employment Period, the Executive shall be entitled to paid vacation in accordance with the plans, policies, programs and practices of the Company and its Affiliated Companies as in effect with respect to the senior executives of the Company.

          4. Termination of Employment. (a) Death or Disability. The Executive’s employment shall terminate automatically upon the Executive’s death during the Employment Period. If the Company determines in good faith that the Disability of the Executive has occurred during the Employment Period (pursuant to the definition of Disability set forth below), it may give to the Executive written notice in accordance with Section 11(b) of this Agreement of its intention to terminate the Executive’s employment. In such event, the Executive’s employment with the Company shall terminate effective on the 30th day after receipt of such notice by the Executive (the “Disability Effective Date”), provided that, within the 30 days after such receipt, the Executive shall not have returned to full-time performance of the Executive’s duties. For purposes of this Agreement, “Disability” shall mean the absence of the Executive from the Executive’s duties with the Company on a full-time basis for 180 consecutive business days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Executive or the Executive’s legal representative.

          (b) By the Company with or without Cause. The Company may terminate the Executive’s employment during the Employment Period with or without Cause. For purposes of this Agreement, “Cause” shall mean:

          (i) the continued failure of the Executive to perform substantially the Executive’s duties with the Company or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Executive by the Board of the Company which specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive’s duties, or

          (ii) the willful engaging by the Executive in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company, or

          (iii) conviction of a felony or guilty or nolo contendere plea by the Executive with respect thereto (other than a traffic-related felony).

For purposes of this provision, no act or failure to act, on the part of the Executive, shall be considered “willful” unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive’s action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Chief Executive Officer or a senior officer of the Company or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company. The cessation of employment of the Executive shall not be deemed to be for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice is provided to the Executive and the Executive is given an opportunity, together with counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, the Executive is guilty of the conduct described in subparagraph (i), (ii), or (iii) above, and specifying the particulars thereof in detail.

          (c) By the Executive. The Executive’s employment may be terminated by the Executive for any reason.

          (d) Notice of Termination. Any termination by the Company or by the Executive shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 11(b) of this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than thirty days after the giving of such notice). The failure by the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause shall not waive any right of the Company hereunder or preclude the Company from asserting such fact or circumstance in enforcing the Company’s rights hereunder. Any Notice of Termination by the Executive shall include the Executive’s resignation as a member of the Board of Directors of the Company.

          (e) Date of Termination. “Date of Termination” means (i) if the Executive’s employment is terminated by the Company for Cause, or by the Executive for any reason, the date of receipt of the Notice of Termination or any later date specified therein within 30 days of such notice, as the case may be, (ii) if the Executive’s employment is terminated by the Company other than for Cause or Disability, the Date of Termination shall be the date on which the Company notifies the Executive of such termination and (iii) if the Executive’s employment is terminated by reason of death or Disability, the Date of Termination shall be the date of death of the Executive or the Disability Effective Date, as the case may be.

          5. Obligations of the Company and the Executive upon Termination. (a) During the Initial Period. If, during the Initial Period, the Executive’s employment shall terminate for any reason other than by the Company for Cause:

          (i) the Company shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination (or on the first business day that is 6 months after the Date of Termination to the extent required pursuant to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)) the aggregate of the following amounts:

     A. the sum of (1) the Executive’s Annual Base Salary through the Date of Termination to the extent not theretofore paid, and (2) the product of (x) the target Annual Bonus for the year in which the Date of Termination occurs (and if no target Annual Bonus has been set for such year, the target Annual Bonus for the immediately preceding year) and (y) a fraction, the numerator of which is the number of days in the fiscal year in which the Date of Termination occurs through the Date of Termination (reduced, if the Date of Termination occurs during the same fiscal year as the Effective Date, by the number of days during such fiscal year that elapsed through the Effective Date), and the denominator of which is 365 (the sum of the amounts described in clauses (1) and (2), shall be hereinafter referred to as the “Accrued Obligations”); and

     B. an amount equal to the amount the Executive would have been entitled to receive under any plan, agreement or program of AT&T (other than the annual pension provided in the AT&T SERP, as defined below) had his employment been terminated without Cause immediately after the Effective Date (subject to the execution by the Executive of any release required under such plan, agreement or program); and

          (ii) all AT&T equity based or other incentive awards shall vest in full and any stock options or stock appreciation rights shall remain exercisable for the remainder of their terms as provided by their terms had Executive been terminated without Cause by the Company immediately after the Effective Date; and

          (iii) commencing six months after the Date of Termination, the Executive shall be paid, in lieu of any other non-qualified retirement benefits other than those benefits in which the Executive was or becomes vested at the Effective Date, the annuity specified in the letter agreement dated July 29, 2003 (such annuity, the “AT&T SERP”) provided that (1) in lieu of the percentage specified in table (a) of the AT&T SERP the percentage shall be 60, (2) Final 3-year Average Total Cash Compensation shall be no less than it would have been had the Executive retired immediately prior to the Effective Date and (3) the benefit shall be paid in the form of a 50% joint and survivor annuity to the Executive and his spouse (as of the date of this Agreement); and

          (iv) the Executive and/or his spouse and family, as the case may be, shall be provided with lifetime medical and dental benefits on the same terms and at the same costs as such benefits would have been provided had the Executive terminated employment as of immediately before the Effective Date and the Executive shall be covered under the Company Executive Health Plan or successor plan as such plan may exist from time to time; and

          (v) to the extent not theretofore paid or provided, the Company shall timely pay or provide to the Executive any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and its Affiliated Companies through the Date of Termination but without duplication of any benefits (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”); and

          (vi) the consulting agreement between the Company and the Executive, set forth in Exhibit A, shall become effective (unless the Executive’s employment shall have terminated by reason of the Executive’s death or Disability); and

          (vii) the Executive shall cease to be a member of the Board of Directors of the Company (the Executive’s election to the Board of Directors of the Company shall occur prior to the first regularly scheduled Board of Directors meeting after the Effective Date, provided the Executive is an employee of the Company at the time of such meeting).

          (b) By the Company for Cause; After the Initial Period for Any Reason. If the Executive’s employment shall be terminated by the Company for Cause at any time during the Employment Period or, after the Initial Period, the Executive’s employment terminates for any reason, whether by the Company, the Executive or on account of the Executive’s death or Disability, the Executive shall cease to be a member of the Board of Directors of the Company and this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive Annual Base Salary through the Date of Termination and to provide the Executive the Other Benefits (including the AT&T SERP determined without regard to the provisions of Section 5(a)(iii)) to the extent theretofore unpaid or not provided. Notwithstanding the foregoing, (i) the Other Benefits shall not include any incremental or enhanced non-equity compensation benefits under any plan, agreement or program of AT&T attributable to or related to the Merger that had not previously been paid or that would have been paid under the provisions of paragraph 5(a)(i)B, above and (ii) the Executive shall receive the AT&T SERP as determined pursuant to Section 5(a)(iii) if his employment is not terminated for Cause.

          6. Non-exclusivity of Rights. Except as specifically provided, nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in any plan, program, policy or practice provided by the Company or any of its Affiliated Companies and for which the Executive may qualify, nor, subject to Section 11(f), shall anything herein limit or otherwise affect such rights as the Executive may have under any contract or agreement with the Company or any of its Affiliated Companies. Amounts which are vested benefits or which the Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or any of its Affiliated Companies at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

          7. Full Settlement. The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and, such amounts shall not be reduced whether or not the Executive obtains other employment. The Company agrees to pay as to the full extent permitted by law, all legal fees and expenses which the Executive may reasonably incur as a result of any contest (provided that the Executive substantially prevails on any material claim) by the Company, the Executive or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by the Executive about the amount of any payment pursuant to this Agreement), plus in each case interest on any delayed payment at the applicable Federal rate provided for in Section 7872(f)(2)(A) of the Code.

          8. Certain Additional Payments by the Company. (a) Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any Payment would be subject to the Excise Tax, then the Executive shall be entitled to receive an additional payment (the “Gross-Up Payment”) in an amount such that, after payment by the Executive of all taxes (and any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the foregoing provisions of this Section 8(a), if it shall be determined that the Executive is entitled to the Gross-Up Payment, but that the Parachute Value of all Payments does not exceed 110% of the Safe Harbor Amount, then no Gross-Up Payment shall be made to the Executive and the amounts payable under this Agreement shall be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount. The reduction of the amounts payable hereunder, if applicable, shall be made by first reducing the payments under Section 5(a)(i)(B), unless an alternative method of reduction is elected by the Executive, and in any event shall be made in such a manner as to maximize the Value of all Payments actually made to the Executive. For purposes of reducing the Payments to the Safe Harbor Amount, only amounts payable under this Agreement (and no other Payments) shall be reduced. If the reduction of the amount payable under this Agreement would not result in a reduction of the Parachute Value of all Payments to the Safe Harbor Amount, no amounts payable under the Agreement shall be reduced pursuant to this Section 8(a). The Company’s obligation to make

Gross-Up Payments under this Section 8 shall not be conditioned upon the Executive’s termination of employment.

          (b) Subject to the provisions of Section 8(c), all determinations required to be made under this Section 8, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by PriceWaterhouseCoopers LLP, or such other nationally recognized certified public accounting firm as may be designated by the Executive (the “Accounting Firm”). The Accounting Firm shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Executive may appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 8, shall be paid by the Company to the Executive within 5 days of the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Company should have been made (the “Underpayment”), consistent with the calculations required to be made hereunder. In the event the Company exhausts its remedies pursuant to Section 8(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

          (c) The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after the Executive is informed in writing of such claim. The Executive shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that the Company desires to contest such claim, the Executive shall:

     A. give the Company any information reasonably requested by the Company relating to such claim,

     B. take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

     C. cooperate with the Company in good faith in order effectively to contest such claim, and

     D. permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 8(c), the Company shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on behalf of the Executive and direct the Executive to sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that, if the Company pays such claim and directs the Executive to sue for a refund, the Company shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and provided, further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

          (d) If, after the receipt by the Executive of a Gross-Up Payment or payment by the Company of an amount on the Executive’s behalf pursuant to Section 8(c), the Executive becomes entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to such claim, the Executive shall (subject to the Company’s complying with the requirements of Section 8(c), if applicable) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by the Company of an amount on the Executive’s behalf pursuant to Section 8(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of such payment shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

          (e) Notwithstanding any other provision of this Section 8, the Company may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of the Executive, all or any portion of any Gross-Up Payment, and the Executive hereby consents to such withholding.

          (f) Definitions. The following terms shall have the following meanings for purposes of this Section 8.

          (i) “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

          (ii) “Parachute Value” of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

          (iii) A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive, whether paid or payable pursuant to this Agreement or otherwise.

          (iv) The “Safe Harbor Amount” means 2.99 times the Executive’s “base amount,” within the meaning of Section 280G(b)(3) of the Code.

          (v) “Value” of a Payment shall mean the economic present value of a Payment as of the date of the change of control for purposes of Section 280G of the Code, as determined by the Accounting Firm using the discount rate required by Section 280G(d)(4) of the Code.

          9. Confidential Information; Noncompetition. (a) The Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its Affiliated Companies, and their respective businesses, which shall have been obtained by the Executive during the Executive’s employment by the Company or any of its Affiliated Companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive’s employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

          (b) Non-Compete. During the Employment Period and the period that the Executive is a consultant to the Company and, if the Executive’s employment or consultancy is terminated by the Company for Cause only, for a one-year period after such termination (the “Restricted Period”), the Executive shall not directly or indirectly (without the prior written consent of the Company): (i) hold a 5% or greater equity (including stock options whether or not exercisable), voting or profit participation interest in a Competitive Enterprise, or (ii) associate with a Competitive Enterprise as a director, officer, employee, partner, consultant, agent or advisor. For purposes of this Agreement, “Competitive Enterprise” means any business enterprise that either (A) engages in any activity that competes anywhere with any activity that the Company or Affiliated Companies is then engaged in, or (B) holds a 10% or greater equity, voting or profit participation interest in any enterprise that engages in such a competitive activity, but does not include any enterprise that does not compete with the Company and its Affiliated Companies in any material respect on a nationwide basis as of the date hereof.

          (c) Non-Solicit. During the Restricted Period, the Executive shall not, in any manner, directly or indirectly (without the prior written consent of the Company) solicit any person who is then an employee of the Company (or who was an employee of the Company within the prior 3 months) to resign from the Company or to apply for or accept employment with any other business or enterprise other than the Company or the Affiliated Companies, other than pursuant to a general solicitation not specifically targeted at employees of the Company; provided that the foregoing provisions of this Section 9(c) shall not apply to the Executive’s personal administrative staff.

          (d) In no event shall an asserted violation of the provisions of this Section 9 constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement. The provisions of this Section 9 shall be the sole restrictive covenants (including non-compete, confidentiality and non-solicitation covenants) applicable to the Executive with respect to the Company and any of the Affiliated Companies.

          10. Successors. (a) This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal representatives.

          (b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

          (c) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

          11. Miscellaneous. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

          (b) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

At the most recent address for the Executive on file at the Company.

If to the Company:

SBC Communications Inc.
175 East Houston Street
San Antonio, Texas 78205
Attention: D. Wayne Watts, Esq., Senior Vice President and
Assistant General Counsel
Fax: (210) 351-3275

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

          (c) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

          (d) The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

          (e) The Executive’s or the Company’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

          (f) From and after the Effective Date this Agreement shall supersede any other employment, severance or change of control agreement between the parties with respect to the subject matter hereof, except as expressly provided herein.

          IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and, pursuant to the authorization from its Board of Directors, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

/s/ David W. Dorman

David W. Dorman

SBC Communications Inc.

By:	/s/ James D. Ellis

EXHIBIT A
CONSULTING AGREEMENT

          This Consulting Agreement (this “Agreement”) by and among SBC Communications Inc., a Delaware corporation (the “Company”) and David W. Dorman (the “Consultant”) is dated as of the 30th day of January, 2005.

          WHEREAS, the Consultant and the Company are parties to an Employment Agreement dated as of January 30, 2005 (the “Employment Agreement”); and

          WHEREAS, the Company has determined that it is in the best interests of the Company and its shareholders to provide for the continuing availability of the Consultant’s services and expertise following the termination of the Consultant’s employment, all on the terms and conditions set forth below;

          NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth below, the parties hereby agree as follows:

          1. Consulting Period. This Agreement shall be effective as of the date specified in Section 5(a)(vi) of the Employment Agreement (the “Effective Date”) and shall continue for a period of three (3) years thereafter, subject to earlier termination as provided herein. The period during which the Consultant is providing services hereunder is hereafter referred to as the “Consulting Period”. Capitalized terms not defined in this Agreement shall have the same meaning as in the Employment Agreement.

          2. Duties and Services. During the Consulting Period the Consultant shall serve as a consultant, not an employee of the Company and shall perform such consulting services as may be reasonably requested by the Board of Directors of the Company (the “Board”) or the CEO. In consideration for the compensation and benefits provided for herein, the Consultant shall make himself available to the Company at mutually convenient times and places, for such consulting services as may be requested by the Board or the CEO. The Consultant agrees to render 40 to 60 hours of consulting service per calendar month during the Consulting Period, if so requested.

          3. Compensation and Expenses. (a) Compensation. As compensation for the performance by the Consultant of his consulting services during the Consulting Period, on the Effective Date, the Consultant shall receive a grant of 400,000 shares of restricted stock of the Company (the “Restricted Stock”) that will vest in three equal annual installments on the first three anniversaries of the date of grant, provided that the Consultant remains in the service of the Company and the Consulting Period has not terminated prior to such date. Notwithstanding the foregoing, if the Consulting Period is terminated on account of the Consultant’s death, Disability or by the Company for any reason other than for Cause, the restrictions then remaining on the Restricted

Stock, if any, shall thereupon immediately lapse. It is understood that a breach of Section 9(b) of the Employment Agreement shall be a Cause event.

          (b) Reimbursement of Expenses. The Consultant shall be entitled to reimbursement for all reasonable out-of-pocket expenses necessarily incurred in the performance of his duties hereunder, upon submission and approval of written statements and bills in accordance with the then regular procedures of the Company.

          4. Termination of Consulting Services. The Consultant’s services hereunder may be terminated at any time during the Consulting Period by either the Company or the Consultant. Any such termination shall be effected pursuant to a Notice of Termination as specified in Section 4(d) of the Employment Agreement.

          5. Provisions of the Employment Agreement that Apply. The provisions of Section 8 of the Employment Agreement apply to all payments and benefits provided to the Consultant under this Agreement. The provisions of Sections 4(d), 9, 10 and 11 (other than Section 11(d)) of the Employment Agreement, shall apply to this Agreement.

          6. Entire Agreement. This Agreement contains the entire agreement between the Consultant and the Company with respect to the subject matter.

          IN WITNESS WHEREOF, the Consultant has hereunto set the Consultant’s hand and, pursuant to the authorization from its Board of Directors, the Company has caused its present to be executed in its name on its behalf, all as of the day and year first above written.

David W. Dorman

SBC Communications Inc.

By	/s/ James D. Ellis